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August 10, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Ms. Pamela Long, Assistant Director

Re:	Linde plc; Praxair, Inc.; Linde AG;

Registration Statement on Form S-4 filed on June 5, 2017

(File No 333-218485)

Dear Ms. Long:

On behalf of Linde plc (formerly known as Zamalight plc) (the “Company”), enclosed please find a copy of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on EDGAR on the date hereof, marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on August 7, 2017.

The changes reflected in Amendment No. 4 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 8, 2017 (the “Comment Letter”). Amendment No. 4 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 4.

* * * *

Ms. Long	-2-

Index to Linde AG Group Financial Statements, page F.3-1

[1] Basis of preparation and accounting policies, page F.3-11

1.	We note your response to comment 3 in our letter dated August 3, 2017. Please help us understand how you determined that the fair value of the liability from share-based payment transactions is €15 million as of June 30, 2017. In this regard, we note that the exercise price is €2.56 per award and that your trading price as of June 30, 2017 was €165.80 per share. Further, we note your disclosure on page 43 that the fair value of the equity awards held by the Linde executive board and one employee covering 90,629 Linde shares in the aggregate have a fair value of €31.11 million as of August 3, 2017. As part of your response, please tell us the amount of cash that is anticipated to be paid out for these equity awards in accordance with the business combination. Please expand your disclosure for this modification to your equity awards to disclose that the liability recognized is the fair value along with how you estimated the fair value as of June 30, 2017 and the number of equity awards that management believes to be the best available estimate of the number of equity instruments expected to vest.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 43, 183, ALT-159 and F.3-11 of Amendment No. 4. Additionally, the Company is providing the following additional explanations requested by the Staff.

Determination of the €15 million fair value liability and estimated cash payment

The Company respectfully advises the Staff that the LTIP awards require a service period of four years. The awards comprise matching share awards and share option awards. Half of the share option awards is subject to a performance condition based on the achievement of an earnings per share target (“EPS”) while the other half of the share option awards is subject to a market condition based on total shareholder return (“TSR”) compared to the corresponding return of entities comprising the German DAX30 stock market index. In determining the fair value of the LTIP liability, we considered the excess of the per share price of €163.24 over the per share exercise price of €2.56 and, for each tranche of share option awards issued in each of the respective years, the probability of achieving the EPS and TSR targets. In estimating the probability of achieving the targets, we considered Linde’s (i) actual achievement through the measurement date and (ii) expected achievement for the period after the measurement date and through the vesting date. The level of expected achievement was determined in light of Linde’s historical performance achievement against the EPS and TSR targets.

Ms. Long	-3-

Based on the plan conditions, at June 30, 2017 around 259 thousand of the total number of options granted (around 1,036 thousand options) were expected to become vested—assuming an overall target achievement of around 25%. The percentage of service period elapsed compared to the total service period averaged 22%, so that in total around 57 thousand shares were recognized for fair valuation (259 thousand x 22%). These 57 thousand shares lead to a total fair value of liability of around €9.3 million (€165.8 -€2.56 x 57 thousand). Furthermore the obligation out of the matching share program amounted to around €5.9 million. This was calculated based on the percentage of service period elapsed compared to the total service period (an average of 35%) multiplied by the share price as at June 30, 2017 (€165.8) multiplied by the number of matching shares granted (around 101 thousand). In total the liability to be recognized was around €15.2 million.

The Company does not believe the cash payments related to the LTIP liability that will be required at the consummation of the business combination will be material. Any changes, which are not expected to be material, will relate primarily to stock price changes and service performed.

Page 43 Information

In response to the Staff’s comment, the Company respectfully advises the Staff that the information on page 43 of Amendment No. 4 discloses the quantification of a risk factor arising from the interests of members of Linde’s executive board and supervisory board in the proposed transaction, which was not calculated as a compensation expense in accordance with the principles of IFRS. Rather, as indicated in the disclosure, the quantification of the risk factor takes into account all Linde shares and LTIP awards held by the members of Linde’s executive board and supervisory board, calculated based on the potential value of the LTIP awards assuming completion of all applicable service periods and maximum achievement of all EPS and TSR targets. The quantification of the risk factor was also determined as of August 3, 2017 in Amendment No. 3 and has been determined as of August 8, 2017 in Amendment No. 4, each a date subsequent to the most recent financial statements. Whereas the fair value liability of €15 million recorded on the balance sheet at June 30, 2017 relates to LTIP awards (of all LTIP participants, including board members) only, the €31 million amount (now €31.10 million instead of €31.11 million due to a sale of 17 shares resulting in a rounding change) disclosed on page 43 of Amendment No. 4 reflects the value of shareholdings in addition to equity awards by members of the executive board and supervisory board on the assumption of full vesting of all equity awards held by those members. Therefore, these amounts are not comparable and are presented for different purposes. However, the Company respectfully advises the Staff that it has revised the disclosure on page 183 of Amendment No. 4 to further clarify this distinction.

Ms. Long	-4-

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com), Keith A. Pagnani at (212) 558-4397 or by email (pagnanik@sullcrom.com), Krishna Veeraraghavan at (212) 558-7931 or by email (veeraraghavank@sullcrom.com), David Mercado at +44 20 7453 1060 or by email (dmercado@cravath.com), Richard Hall at (212) 474-1293 or by email (rhall@cravath.com), or Aaron M. Gruber at (212) 474-1456 or by email (agruber@cravath.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Christina E. Chalk

Frank J. Pigott

Tracey Houser

Terence O’Brien

(Securities and Exchange Commission)

Christopher Cossins

Andrew Brackfield

(Linde plc)

Guillermo Bichara

(Praxair, Incorporated)

Dr. Christoph Hammerl

(Linde Aktiengesellschaft)

Keith A. Pagnani

Krishna Veeraraghavan

(Sullivan & Cromwell LLP)

Ms. Long	- 5 -

David Mercado

Richard Hall

Aaron M. Gruber

(Cravath, Swaine & Moore LLP)